TRINIDAD
ENERGY SERVICES INCOME TRUST

RECEIVED
2005 JUN 13 P 12: 3

[redacted]
05008888

82-34867

April 19th, 2005

SEC MAIL PROCESSING
RECEIVED
[redacted]
WASH, D.C. 213 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Form 5 Submission – Dividend/Distribution Declaration, April 19th, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

E. Tara Wood
Executive Assistant

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

dlw 6/13

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Trinidad Energy Services Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
TDG.UN	.065		04/18/2005	04/30/2005	05/15/2005

Filed on behalf of the Issuer by:

Name: Alistair Head
Phone: 403-265-6525
Email: alistair@trinidaddrilling.com
Submission Date:
Last Updated: 04/19/2005 10:12:17